Exhibit 3.1

AMENDMENT NO. 1

to the

AMENDED AND RESTATED BYLAWS

of

CRESCENT BANKING COMPANY

In accordance with the corporate laws of the State of Georgia, the Amended and Restated Bylaws of Crescent Banking Company are amended as follows:

FIRST: By deleting Article Two, Section 2.2 in its entirety and replacing it with a new Section 2.2 to read as follows:

Section 2.2. Annual Meeting. The annual meeting of shareholders shall be held on a date and at a time to be determined by the Board of Directors for the purpose of electing directors and transacting any and all business that may properly come before the meeting.

This amendment to the Amended and Restated Bylaws of Crescent Banking Company was adopted by the Board of Directors on May 15, 2009.

/s/ J. Donald Boggus, Jr.
J. Donald Boggus, Jr.
President and Chief Executive Officer